Animas Resources Ltd.

TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

February 25, 2013

NR 13 - 1

Animas Joint Ventures Santa Gertrudis for Gold Production

Animas Resources Ltd. (TSX.V: ANI) has signed a letter of intent with Dore King Min SA de CV (“DKM”), a private Mexican gold mining company, which will work towards permitting, development, construction, and restarting gold production at the Santa Gertrudis Gold Project.

The Letter of Intent was signed to establish a 50/50 arrangement whereby Animas will provide the mining claims at Santa Gertrudis along with its knowledge and exploration database, and DKM will provide the necessary funding to resume production at the Santa Gertrudis Gold Project. The following is a summary of the principal terms of the Letter of Intent:

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DKM, through a wholly-owned subsidiary, will enter into an exploration and exploitation agreement with Animas’ Mexican subsidiaries (the “Animas Subs”) which own the Santa Gertrudis Gold Project, which will grant DKM full rights to explore and develop the project.

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DKM will provide the funding, equipment and operational knowledge to begin gold mining and recovery at the Cristina and other gold deposits at Santa Gertrudis.

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Upon obtaining commercial production, the Animas Subs will become 50% shareholders of DKM’s Mexican subsidiary, which will continue to operate the project.

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10% of the pre-tax cash flow from operations will be used for further exploration on site.

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The remaining 90% of the pre-tax cash flow from operations will be split on a 50/50 basis between the Animas and DKM.

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Any molybdenum discovered on the project and any such occurrences are excluded from this Letter of Intent and remain 100% owned by Animas.

DKM has detailed operations knowledge of other producing gold mines in Mexico and the Santa Gertrudis Gold Project and will begin permitting as soon as possible. During that time, DKM, which will be the financier and operator of the project, will plan the mining operation and the construction of the gold recovery plant. The operation contemplated is an open pit mine, heap leaching and gold recovery using conventional and proven technologies and equipment. A feasibility study has not been completed and there is no certainty such an operation will be economically viable.

The Santa Gertrudis Gold Project (the “SG Property”), located 180 km north of Hermosillo, Sonora, Mexico, was discovered by Phelps Dodge in 1986 and advanced to open pit heap leach production in 1991. From May 1991 to October 2000, the Santa Gertrudis Property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne. Phelps Dodge sold part of the Santa Gertrudis Property to Campbell Resources in 1994 for US$10 million. Campbell later ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to certain local Mexican contractors. The Amelia Mine, also on Animas’ project area, was estimated to have historically produced over 1 million tonnes at 2.88g Au/tonne.

About DKM

DKM is a private Mexican company involved in gold mining in Mexico. It is led by a group of experienced miners and financiers from Mexico and abroad.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by John R. Wilson, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, and the President and CEO of Animas.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “John R. Wilson”

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John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.